February 18, 2020
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dynatrace, Inc.
Registration Statement on Form S-1
File No. 333-236486
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”) in connection with the offering pursuant to the above-captioned Registration Statement, hereby join in the request of Dynatrace, Inc. (the “Company”) that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m., EST, on February 20, 2020, or at such later time as the Company or its outside counsel, Goodwin Procter LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.
Pursuant to Rule 460 under the Securities Act, we, as representatives of the several Underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Goldman Sachs & Co. LLC
Name: Charles Park
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Mark Hoh
Name: Mark Hoh
Title: Executive Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ John Shishido
Name: John Shishido
Title: Director

As Representatives of the Several Underwriters